Business License

(Duplicate)

Unified Social Credit Identifier: 91440300MA5EDNUM3G

Enterprise Name: Fu Hui (Shenzhen) Commercial Factoring Co.,Ltd.

Type of Enterprise: Limited Liability Company (Sole Investment by Legal Person)

Address: Complex 201, Block A, No.1, Qianwan Road 1, Qianhai Shenzhen-Hong Kong Cooperation Zone, Shenzhen, China (Shenzhen Qianhai Commerce Secretariat Co.,Ltd.)

Legal Representative: Shaoyong Huang

Date of Establishment: March 10, 2017

Important Notifications:

1. The principal scope of business is determined by the articles of the company. Any products and services specified in the scope of business, which require examination and approval as stipulated by laws and regulations, cannot be engaged until all required approval documents have been granted.

2. For information inquiry on the company, with respect to its principal scope of business, validity of Business License, projects duly examined and approved and other related matters, annual information and other regulatory information, please visit the commercial subject credit information platform provided by the Market Supervision Administration Bureau of Shenzhen Municipality (URL:www.szcredit.com.cn) or scan the QR Code.

3. Within the period of January 1 through June 30, the annual report of the previous year shall be submitted to the Registrations Authorities. And in accordance with the Interim Regulations on Publicity of Enterprise Information, the relative information shall be disclosed to the public.

Register Institution: Shenzhen Municipal Market Supervision and Administration Bureau (seal)

March 10, 2017